UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3rd Floor, Block A, Tonghui Building

No. 1132 Huihe South Street, Chaoyang District
Beijing, People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F   ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K of Quhuo Limited (the “Company”) amends the Company’s current report on Form 6-K dated January 5, 2024 in connection with the Amended and Restated Securities Purchase Agreement (the “A&R SPA”), which amended and clarified, among other miscellaneous changes, the Aggregate Maximum Amount (as defined in the A&R SPA), the pricing formula and the closing and settlement mechanisms.

The foregoing descriptions of the A&R SPA are qualified in their entirety by reference to the full text of the A&R SPA, which is attached hereto as Exhibit 10.1 and shall replace and supersede the previously furnished securities purchase agreement dated January 5, 2024.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any ADSs, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Incorporation by Reference

This report on Form 6-K, including Exhibit 5.1, Exhibit 10.1 and Exhibit 23.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-273087) of the Company, as amended and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	February 8, 2024	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP
10.1	Amended and Restated Securities Purchase Agreement, dated February 8, 2024, between Quhuo Limited and VG Master Fund SPC
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)